ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann

617-951-7114

617-235-7346 fax

adam.schlichtmann@ropesgray.com

May 11, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Variable Insurance Series Funds, Inc. (the “Company” or the “Registrant”) (Registration Nos. 002-91369, 811-04041) Amendment Number 73 to the Company’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on February 14, 2020, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Company’s responses to supplemental comments on the above-referenced amendment to the Registration Statement of the Company that Ms. Jennifer Hardy of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	With respect to original comment number 4, please make sure that all exhibits in the exhibit index are hyperlinked pursuant to the FAST Act.

Response: All exhibits in the exhibit index were hyperlinked.

2.

With respect to the response to original comment 5c, please specify the type debt securities in which the fund may invest and add risk disclosure based on the debt securities identified. This comment applies to all funds with similar disclosure.

Response: The Fund will consider revising its disclosure in response to this comment at a future time.

3.

With respect to the responses to original comments 5d and 17, the staff does not believe that footnote 13 supports the position that a Fund may account for a derivative position by reference to its notional value because Rule 35d-1 is an asset-based rule.

Response: The Fund intends to value derivatives for purposes of its 80% investment policy in a manner consistent with the purposes of Rule 35d-1. The Fund believes that it is consistent with such purposes to value a derivative for purposes of the Fund’s 80% investment policy using the derivative’s notional value when notional value is the best measure of the economic exposure the derivative provides to investments that are consistent with the Fund’s name. Similarly, in footnote 13 of the Rule 35d-1 adopting release, the SEC stated that “for purposes of applying the 80% investment requirement, an investment company may ‘look through’ a repurchase agreement to the collateral underlying the agreement … and apply the repurchase agreement toward the 80% investment requirement based on the type of securities comprising its collateral.” The collateral underlying a repurchase agreement is the better measure of the fund’s economic exposure created under the repurchase agreement. The Fund notes that uniform use of the market values of derivatives for Rule 35d-1 purposes, without regard to economic exposure, would not only prevent a fund with appropriate economic exposure to a given type of investment from satisfying its 80% test but would also permit a fund with economic exposure very different from that suggested by its name to comply with its 80% test. For example, under such an interpretation, a fund with “debt” in its name that invests 90% of its assets in fixed-income investments would continue to meet its 80% “debt” test even if it had added to its portfolio a total return swap providing notional exposure to equities with a value equal to 100% of its assets.

4.

With respect to the response to original comment 9g, the staff believes that this disclosure should be in the prospectus in light of the Fund’s investments in floating rate debt. Please see the staff’s statement regarding LIBOR on July 12, 2019.

Response: The Fund will consider revising its disclosure in response to this comment at a future time. The Fund notes the inclusion of relevant disclosure in its SAI as described in the original comment/response letter.

5.	With respect to the response to original comment 11b, the staff believes that “to a lesser extent” should be clarified in the disclosure.”

Response: The Fund believes that its disclosure about being able to invest (at the time of purchase, under normal circumstances) up to 20% of its net assets plus any borrowings for investment purposes clarifies this disclosure.

6.	The staff believes that the fund should state in response to Item 9(b)(i) that the fund concentrates in the real estate industry.

Response: The Fund believes this Form requirement is addressed by disclosing that at least 80% of its net assets (plus any borrowings for investment purposes) under normal circumstances in equity securities of U.S. issuers that are principally engaged in or related to the real estate industry, including those that own significant real estate assets. The Fund will consider revising its disclosure in response to this comment at a future time.

7.	With respect to original comment number 34, how can a separate account hold these securities without affecting its tax status?

Response: The Company believes that it is up a separate account to determine whether it is eligible to hold securities without jeopardizing its tax status, but the Company has undertaken a preliminary review in response to this comment. That preliminary review did not reveal an obvious reason why a separate account could not hold securities without jeopardizing its tax status, provided the relevant separate account (or sub-account) continues to meet the diversification requirements of Section 817(h) of the Internal Revenue Code.

8.	With respect to the Company’s response to original comment number 36a, we believe that the Funds should disclose that their practices are consistent with SEC staff guidance and the SEC’s release.

Response: The Company evaluates each derivative position of a Fund for purposes of asset segregation (which may be based, in whole or in part, on market value or notional value) based on the nature of a Fund’s obligation under the derivative instrument in question in a manner the Company believes is consistent with Investment Company Act Rel. No. 10666 (April 18, 1979) and, to the extent deemed appropriate by the Company, related guidance issued by the staff. The Company will continue revising its disclosure in response to this comment at a future time.

9.	With respect to original comment number 36d, please add a clarifying note that the Fund will concentrate in the relevant industry because the current disclosure implies discretion.

Response: The Company believes that the current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Staff guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Therefore the Company does not intend to make the requested change at this time, however it will consider making a change in connection with its next annual update to its registration statement.

10.

With respect to original comment number 36e, the staff re-issues the comment to please clarify under the heading “Notes to Investment Restrictions for all Funds” that Fundamental Investment Restriction number 6 is not a time of purchase test.

Response: The Fund acknowledges that the borrowing restrictions are not a time of purchase test. The Fund will consider revising its disclosure in response to this comment at a future time.

11.	With respect to original comment 37, the staff believes that the signature page should indicate who is the Principal Accounting Officer or Comptroller.

Response: The Company’s Chief Financial Officer has these responsibilities, notwithstanding that no office title of “Principal Accounting Officer” or “Comptroller” exists for the Company as a matter of corporate law.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann